UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 001-34609

CHINA HYDROELECTRIC CORPORATION

(Exact name of registrant as specified in its charter)

Bldg A #2105, Ping’An International Financial Center, No. 3 Xinyuan South Road, Chao Yang District, Beijing, People’s Republic of China 100027 Tel: (86-10) 6492-8483
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:	☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):	N/A

CHINA HYDROELECTRIC CORPORATION

FORM 6-K

On August 31, 2012, the board of directors of China Hydroelectric Corporation (the “Board”) provided initial written response through counsel to a letter dated August 21, 2012, subsequently supplemented by a letter dated August 30, 2012, from a group of shareholders. A copy of the Board’s written response is attached to this Current Report on Form 6-K as Exhibit 99.1.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA HYDROELECTRIC CORPORATION

By:	/s/ John Kuhns
John Kuhns, Chairman and Chief Executive Officer

Date: August 31, 2012

INDEX TO EXHIBITS

Exhibit 99.1       Letter dated August 31, 2011 to certain shareholders dated August 31, 2012